ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

January 8, 2020

Enerplus Appoints Judith D. Buie to its Board of Directors

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) today announced the appointment of Ms. Judith D. Buie to its board of directors.

Ms. Buie has spent over 25 years in the upstream oil and gas business leading business development initiatives and managing oil and gas assets through different commodity and life cycles. From 2012 to 2017, Ms. Buie was Co-President and Senior Vice President Engineering for RPM Energy Management LLC, a private company which evaluates and manages oil and gas investments. Prior to RPM, Ms. Buie held a variety of leadership and technical positions with Newfield Exploration Company from 2001 to 2011, and prior thereto she served in various technical roles at BP, Vastar Resources and ARCO.

"Enerplus will benefit from Judy's substantial technical experience and strong financial acumen," said Ian C. Dundas, President and Chief Executive Officer of Enerplus. "We are pleased to add a new director who brings key qualifications and skills to the current composition of the board and look forward to her guidance with respect to the company's operations and strategy."

Ms. Buie currently serves on the boards of Sundance Energy Inc., a public oil and gas company, and FlowStream Vintage I Ltd, a private company which owns oil and gas revenue streams. She is also an Oil and Gas Industry Advisor to KKR, a leading global investment firm.

Ms. Buie received a bachelor of science degree in Chemical Engineering from Texas A&M University.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation